Exhibit 99.9

News release…

Date: 4 May 2004
Ref: PR369g

Rio Tinto Iron ore update

Rio Tinto will hold an update of its iron ore operations on Tuesday 4 May 2004 at 5.30pm AEST / 8.30am BST. The update will be hosted by Chris Renwick, chief executive of Rio Tinto Iron Ore (RTIO), and can be accessed via Rio Tinto’s website at www.riotinto.com.

The presentation will cover market dynamics, operational developments and the expansion of RTIO’s production capacity. The following key points will be made:

•	Rio Tinto Iron Ore has been transformed since 1999, with the acquisition of the iron ore assets of North Limited in 2000, the expansion of the Robe River Joint Venture production following commissioning of the West Angelas mine and the current expansion of Hamersley Iron’s capacity from 74 to 116 million tonnes a year. Following the completion of current expansion projects Rio Tinto will have a managed capacity of over 180 million tonnes a year.

•	Rio Tinto Iron Ore continues to see strong demand growth for its products in China, and the Asian market in general.

•	Rio Tinto Iron Ore is capturing value from closer cooperation between Hamersley Iron and the Robe River Joint Venture. Pilbara Iron has been established to operate and maintain Hamersley Iron and Robe rail, port and power infrastructure and other non-infrastructure assets. Rio Tinto Iron Ore has unrivalled operational flexibility with three ports and nine mines in the Pilbara.

•	In December 2003 Hamersley Iron announced the expenditure of US$920 million on the expansion of its port and mine capacity, with further expenditure on the rail network and power infrastructure being evaluated. The Robe River Joint Venture partners have now approved just over US$200 million (Rio Tinto share US$110 million) to dual track a significant part of the Hamersley Iron rail line. Hamersley Iron will spend a further US$45 million to upgrade the power infrastructure in the Pilbara. The port and mine expansions are on track for completion by the end of 2005.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com